

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

James T. Sartain
President and Chief Executive Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76712

Re: **FirstCity Financial Corporation**
        Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
        Filed March 25, 2013
        File No.   033-19694
        Amendment No. 1 to Schedule 13E-3
        Filed March 25, 2013
        File No.   005-40461

Dear Mr. Sartain:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Recommendation of the SRC and Board of Directors; Reasons for Recommending Approval of the Merger

Board of Directors, page 38

1. Revise your disclosure to note that the premium paid, while within the assumed range, was less than the value of the comparable transactions identified by LMM and discussed on page 43.

Opinion of the Company's Financial Advisor, page 39

2. On page 43, LMM's analysis shows that in comparable all-cash transactions, the premium to the market price was approximately 29-33%. Please revise this section to indicate the actual range in prices based upon the transactions considered and explain how LMM determined to expand the range to 20% from 40%.

Position of Parent… as to the Fairness of the Merger, page 44

3. We note your response to prior comment 15 and we reissue the comment with respect to clause (ii) of Instruction 2 to Item 1014 with respect to the position of Parent, Merger Subsidiary and the Varde Filing Persons. We note that the proxy statement was revised to provide such disclosure with respect to the Company, but not these affiliates. Please revise accordingly.

Projected Financial Information, page 50

4. In your response to prior comment 13, you indicate that the projections provided to Varde and other bidders in July 2012 were not meaningful to investors since they anticipated company performance in the event that its financing difficulties had been addressed. We are not able to agree that these projections do not represent material non-public information provided to the buyer. The projections predict the potential profitability of FirstCity in the event that additional financing became available. Consequently, please revise this section to summarize the "upside case" and to place the projections in context. Alternatively, please supplement the existing narrative disclosure to disclose the "upside case" projections and to provide quantified disclosure of the differences between the "upside case" and the liquidation value projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions at 202-551-3444 with any questions. You may also contact Jessica Livingston, Senior Counsel in the Office of Financial Services, at 202-551-3448 or the undersigned at 202-551-3419, if you have questions regarding these comments or any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel